Husqvarna

January 11, 2007

U.S Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporating Finance
100 F Street, N,E, Mail Stop 3628
Washington, D.C. 20549
United States of America

Re: Husqvarna AB (publ) 12g3-2(b) Exemption No 082-34966

Dear Sir or Madam,
Husqvarna AB (publ), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b). Husqvarna´s 12g3-2(b). filing number (as provided by the SEC) is 082-34966. The attached document was distributed/made public in both and English and a Swedish version. The English version is attached.

Please call with any questions concerns.

Yours sincerely

Åsa Stenqvist
Senior Vice President
Communications and Investor Relations

Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com

Husqvarna

Press release

Stockholm, 11 January 2007

Dates for financial reports from Husqvarna in 2007

Consolidated results for 2006

The report for the fourth quarter and the full year 2006 will be published on 23 February 2007 and not 22 February as previously communicated.

Other reports

April 19	Interim report for January-March (date of Annual General Meeting)
July 24	Interim report for January-June
October 19	Interim report for January-September

Husqvarna is the world's largest producer of chainsaws and other portable petrol-powered garden equipment such as trimmers and blowers, and lawn mowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2005 were SEK 28.8 billion and the average number of employees was 11,700.

Address	Visiting address	Telephone	Fax	Reg. No.	Web site
Husqvarna AB (publ) SE-104 25 Stockholm Sweden	S:t Göransgatan 143	+46-3614 65 00	+46-88739 64 50	556000-5331	www.husqvarna.com